UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
           Under the Securities Exchange Act of 1934 (Amendment No.8)

                                   ONEOK, INC.
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                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
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                         (Title of Class of Securities)

                                    68267810
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                                 (CUSIP Number)

                              Larry D. Irick, Esq.
                     Vice President and Corporate Secretary
                               Westar Energy, Inc.
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                         (f/k/a Western Resources, Inc.)
                             818 South Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-1625
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 29, 2002
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             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

                                  SCHEDULE 13D

CUSIP No. 68267810
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON

         WESTAR ENERGY, INC.(f/k/a Western Resources, Inc.); 48-0290150
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) / /
                                                                     (B) / /

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3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Kansas
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                                 7   SOLE VOTING POWER
                                     0
                                     -------------------------------------------
                                 8   SHARED VOTING POWER
                                     4,714,434
          NUMBER OF                  An additional 39,892,896 shares of
                                     Common Stock issuable in certain
          SHARES                     circumstances in the event of the
                                      conversion (the conditions for which
          BENEFICIALLY               are not expected to occur within the
                                     next 60 days) of 19,946,448 shares
          OWNED BY                   of Series A Convertible Preferred Stock.
          EACH                       -------------------------------------------
          REPORTING              9   SOLE DISPOSITIVE POWER
          PERSON WITH                0
                                     -------------------------------------------
                                 10  SHARED DISPOSITIVE POWER
                                     4,714,434
                                     An additional 39,892,896 shares of
                                     Common Stock issuable in certain
                                     circumstances in the event of the
                                     conversion (the conditions for which
                                     are not expected to occur within the
                                     next 60 days) of 19,946,448 shares
                                     of Series A Convertible Preferred
                                     Stock.

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,714,434
                  An additional 39,892,896 shares of Common Stock issuable in certain circumstances in the event of the conversion (the conditions for which are not expected to occur within the next 60 days) of 19,946,448 shares of Series A Convertible Preferred Stock.

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.42%
                  Up to 45.0% of the Common Stock outstanding in the event of conversion (the conditions for which are not expected to occur within the next 60 days) of Series A Convertible Preferred Stock.

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                       CO
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                                  Page 3 of 8

                                  SCHEDULE 13D


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CUSIP No. 68267810
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON

         WESTAR INDUSTRIES, INC. (f/k/a WESTAR CAPITAL, INC.) 48-1092416
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) / /
                                                                        (B) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------

                                 7   SOLE VOTING POWER
                                     0
                                     -------------------------------------------
                                 8   SHARED VOTING POWER
                                     4,714,434
          NUMBER OF                  An additional 39,892,896 shares of
                                     Common Stock issuable in certain
          SHARES                     circumstances in the event of the
                                     conversion (the conditions for which
          BENEFICIALLY               are not expected to occur within the
                                     next 60 days) of 19,946,448 shares
          OWNED BY                   of Series A Convertible Preferred Stock.
          EACH                       -------------------------------------------
          REPORTING              9   SOLE DISPOSITIVE POWER
          PERSON WITH                0
                                     -------------------------------------------
                                 10  SHARED DISPOSITIVE POWER
                                     4,714,434
                                     An additional 39,892,896 shares of
                                     Common Stock issuable in certain
                                     circumstances in the event of the
                                     conversion (the conditions for which
                                     are not expected to occur within the
                                     next 60 days) of 19,946,448 shares
                                     of Series A Convertible Preferred
                                     Stock.

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,714,434
                  An additional 39,892,896 shares of Common Stock issuable in certain circumstances in the event of the conversion (the conditions for which are not expected to occur within the next 60 days) of 19,946,448 shares of Series A Convertible Preferred Stock.

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.42%
                  Up to 45.0% of the Common Stock outstanding in the event of conversion (the conditions for which are not expected to occur within the next 60 days) of Series A Convertible Preferred Stock.

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                       CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.


     This statement on Schedule 13D (the "Statement") is filed by Westar Energy, Inc. (f/k/a Western Resources, Inc.) ("Westar Energy") and Westar Industries, Inc. (f/k/a Westar Capital, Inc.), a Delaware corporation and a wholly owned subsidiary of Westar Energy ("Westar Industries" and, together with Westar Energy, the "Reporting Persons"), and relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of ONEOK, Inc., an Oklahoma corporation (the "Issuer") which Common Stock is held by Westar. This Statement supplements and amends the statement on Schedule 13D originally filed by Western with the Commission on December 5, 1997, as amended by Amendment No. 1, filed with the Commission on November 29, 1999, Amendment No. 2, filed with the Commission on January 27, 2000, Amendment No. 3, filed with the Commission on March 8, 2000, Amendment No. 4 filed with the Commission on April 8, 2002, Amendment No. 5 filed with the Commission on April 26, 2002, Amendment No. 6 filed with the Commission on May 23, 2002 and Amendment No. 7 filed with the Commission on June 3, 2002 (as amended, the "Schedule 13D").

     The address of the principal executive offices of the Issuer is: ONEOK, Inc., 100 West Fifth Street, Tulsa, Oklahoma 74103.

Item 4.  Purpose of the Transaction.


     The last paragraph of Item 4 is deleted and following disclosure is in lieu thereof (capitalized terms not otherwise defined herein are used as defined in the Shareholder Agreement filed as Exhibit 3 to this Schedule 13D):

     On May 30, 2002, notice was given pursuant to Section 3.4(b) of the Shareholder Agreement with ONEOK, Inc. ("ONEOK") of the intention of Westar Industries, Inc. ("Westar Industries") to sell all of the common stock and preferred stock of ONEOK owned by Westar Industries to a third person. As a result of this notice having been given, ONEOK or its designee had the right to purchase the common stock and preferred stock at a cash sales price of $21.77 per share for a period ending on the later of 90 days after May 30, 2002 (August 28, 2002) and 30 days from the date of receipt of all necessary regulatory approvals, but in no event later than 180 days after May 30, 2002. On August 22, 2002, ONEOK advised Westar Industries that it was not going to exercise its right to purchase the common stock and preferred stock on August 28, 2002.


     Therefore, on August 29, 2002, Westar Industries announced that it currently plans to sell outright, or sell an option to purchase, all or a portion of the ONEOK stock it owns in privately negotiated transactions, or sales into the public market. Under the Shareholder Agreement, Westar Industries is now free to pursue a sale of the stock and is free of certain restrictions (including percentage limitations on sales) contained in that agreement. Under the Shareholder Agreement, ONEOK must also take all commercially reasonable steps to assist Westar Industries in securing such regulatory approvals as may be necessary to allow a sale of the stock provided such approvals would not reasonably be expected to have a material adverse effect on ONEOK. The terms of the Shareholder Agreement allow Westar Industries until September 30, 2003 to complete a sale of the stock.


     The Reporting Persons have engaged JPMorgan to advise them with respect to this matter.

     Signature


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 29, 2002


                           WESTAR ENERGY, INC.


                           By:    /s/ Larry D. Irick
                                  ----------------------------------------------
                                  Name:  Larry D. Irick, Esq.
                                  Title: Vice President and Corporate Secretary


                           WESTAR INDUSTRIES, INC.


                           By:    /s/ Paul R. Geist
                                  ----------------------------------------------
                                  Name:  Paul R. Geist
                                  Title: President